UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Carrier Access Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

144460102 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 144460102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nancy Pierce

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,189,370 6. Shared Voting Power 11,103,500 7. Sole Dispositive Power 1,189,370 8. Shared Dispositive Power 11,103,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,292,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 144460102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roger L. Koenig

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,178,370 6. Shared Voting Power 11,103,500 7. Sole Dispositive Power 1,178,370 8. Shared Dispositive Power 11,103,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,281,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 144460102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KELD, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 10,103,500 7. Sole Dispositive Power 0 8. Shared Dispositive Power 10,103,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,103,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 38.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a)	Name of Issuer: Carrier Access Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 5395 Pearl Parkway, Boulder, CO 80301.

Item 2.	(a)	Name of Person Filing: Nancy Pierce, Roger L. Koenig and KELD, LLC.

	(b)	Address of Principal Business Office or, if none, Residence:

Nancy Pierce 5395 Pearl Parkway Boulder, CO 80301

Roger L. Koenig 5395 Pearl Parkway Boulder, CO 80301

KELD, LLC 5395 Pearl Parkway Boulder, CO 80301

	(c)	Citizenship: Nancy Pierce and Roger L. Koenig are citizens of the United States. KELD, LLC is a limited liability corporation organized under the laws of the state of Colorado.

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share.

	(e)	CUSIP Number: 144460102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1) (ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owed: Ms. Pierce owns 1,189,370 shares of the Issuer’s Common Stock in her own name, including 7,812 shares which are subject to option. She owns 1,000,000 shares of the Issuer’s Common Stock jointly with her husband, Roger L. Koenig. Ms. Pierce and Mr. Koenig are managing members of KELD, LLC. Therefore, Ms. Pierce may be deemed to beneficially own the 10,103,500 shares of the Issuer’s Common Stock owned by KELD, LLC.

Mr. Koenig owns 1,178,558 shares of the Issuer’s Common Stock in his own name, including 7,812 shares which are subject to option. He owns 1,000,000 shares of the Issuer’s Common Stock jointly with his wife, Nancy Pierce. Mr. Koenig and Ms. Pierce are managing members of KELD, LLC. Therefore, Mr. Koenig may be deemed to beneficially own the 10,103,500 shares of the Issuer’s Common Stock owned by KELD, LLC.

KELD, LLC owns 10,103,500 shares of the Issuer’s Common Stock.

Each Reporting Person disclaims beneficial ownership of the Issuer’s Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that such Reporting Person is, for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement except those of which the Reporting Person is the record owner.

	(b)	Percent of class: Each of Ms. Pierce and Mr. Koenig is or may be deemed to be the beneficial owner of 45.7% of the Issuer’s outstanding Common Stock. KELD, LLC is or may be deemed to be the beneficial owner of 38.0% of the Issuer’s outstanding Common Stock. The foregoing percentages are calculated based on the shares of the Issuer’s Common Stock outstanding on December 31, 2003.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: Ms. Pierce has sole power to vote or to direct the vote of 1,189,370 shares of the Issuer’s Common Stock. Mr. Koenig has sole power to vote or to direct the vote of 1,178,558 shares of the Issuer’s Common Stock. KELD, LLC has sole power to vote or to direct the vote of 0 shares of the Issuer’s Common Stock.

		(ii)	Shared power to vote or to direct the vote: Ms. Pierce has shared power to vote or direct the vote of 11,103,500 shares of the Issuer’s Common Stock. Mr. Koenig has shared power to vote or direct the vote of 11,103,500 shares of the Issuer’s Common Stock. KELD, LLC has shared power to vote or direct the vote of 10,103,500 shares of the Issuer’s Common Stock.

		(iii)	Sole power to dispose or to direct the disposition of: Ms. Pierce has sole power to dispose or to direct the disposition of 1,189,370 shares of the Issuer’s Common Stock. Mr. Koenig has sole power to dispose or to direct the disposition of 1,178,558 shares of the Issuer’s Common Stock. KELD, LLC has sole power to dispose or to direct the disposition of 0 shares of the Issuer’s Common Stock.

		(iv)	Shared power to dispose or to direct the disposition of: Ms. Pierce has shared power to dispose or to direct the disposition of 11,103,500 shares of the Issuer’s Common Stock. Mr. Koenig has shared power to dispose or to direct the disposition of 11,103,500 shares of the Issuer’s Common Stock. KELD, LLC has shared power to dispose or to direct the dispostion of 10,103,500 shares of the Issuer’s Common Stock.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2004

By:	/s/ Nancy Pierce

Nancy Pierce, signing as an individual

By:	/s/ Roger L. Koenig

Roger L. Koenig, signing as an individual

KELD, LLC

By:	/s/ Nancy Pierce

Name:	Nancy Pierce
Title:	Managing Member

By:	/s/ Roger L. Koenig

Name:	Roger L. Koenig
Title:	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Carrier Access Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 16th day of February, 2004.

By:	/s/ Nancy Pierce
Nancy Pierce, signing as an individual

By:	/s/ Roger L. Koenig
Roger L. Koenig, signing as an individual

KELD, LLC

By:	/s/ Nancy Pierce
Name:	Nancy Pierce
Title:	Managing Member

By:	/s/ Roger L. Koenig
Name:	Roger L. Koenig
Title:	Managing Member